UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282-2198
(212) 902-1000

With a copy to:

Robert C. Schwenkel, Esq.
David L. Shaw, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 20,420
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,799,355
EACH REPORTING	9	SOLE DISPOSITIVE POWER 20,420
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,799,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON HC-CO

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,799,355
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,799,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON BD-PN-IA

CUSIP No. 398433102	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Direct, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,555,556
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,555,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 3 (“Amendment No. 3”) supplements and amends certain information in the Schedule 13D filed on October 9, 2008, as amended by Amendment No. 1 filed on November 18, 2013 and Amendment No. 2 filed on December 12, 2013 (the “Original 13D” and, together with this Amendment No. 3, the “Schedule 13D”), on behalf of The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GS Direct, L.L.C. (“GS Direct” and together with GS Group and Goldman Sachs, the “Reporting Persons”).1

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.                      Identity and Background.

Item 2 of the Original 13D is hereby amended by replacing in their entirety Schedules I, II-A and II-B, incorporated therein by reference, with Schedules I, II-A and II-B, hereto, respectively, which Schedules I, II-A and II-B are incorporated herein by reference.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On November 12, 2014, GS Direct and the Issuer entered into a Letter Agreement, pursuant to which the parties agreed to amend Section 10 of the Repurchase Agreement (“Right of First Negotiation, Investment Agreement and Registration Rights Agreement”) to extend the period thereunder from December 31, 2014 to December 31, 2015.  As so amended, if, subject to certain exceptions, GS Direct intends to sell any of its remaining shares of Common Stock at any time after the closing of the Repurchase Transaction but prior to December 31, 2015, it will notify the Issuer of such intent and the Issuer will thereafter have a period of twenty-one days to negotiate and close its acquisition of such shares, after which period GS Direct will be free to sell such shares to a third party (subject to the applicable restrictions of the Investment Agreement).

ITEM 5.                      Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  All calculations of percentage ownership of the Common Stock set forth in this Schedule 13D are based upon a total of 52,656,728 shares of Common Stock outstanding as of October 31, 2014 as disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2014 (the “10-K”).

As of the close of business on November 12, 2014, GS Group may be deemed to have beneficially owned 5,819,775 shares of Common Stock in the aggregate, consisting of (i) 6,877 shares of Common Stock beneficially owned directly by GS Group, (ii) 13,543 shares of Common Stock, consisting of 11,666 shares of Common Stock granted to Bradley J. Gross, a managing director of Goldman Sachs, in his capacity as a director of the Company pursuant to the Company's 2011 Equity Incentive Plan and 1,877 shares of Common Stock granted to Mr. Gross pursuant to the Company's Outside Director Stock Award Plan, (iii) 5,555,556 shares of Common Stock beneficially owned indirectly by GS Group that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (iv) 243,799 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 11.1% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2014 as disclosed in the Issuer’s 10-K).

As of the close of business on November 12, 2014, Goldman Sachs may be deemed to have beneficially owned 5,799,355 shares of Common Stock in the aggregate, consisting of (i) 5,555,556 shares of Common Stock beneficially owned indirectly by Goldman Sachs that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D and (ii) 243,799 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate approximately 11.0% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2014 as disclosed in the Issuer’s 10-K.

As of the close of business on November 12, 2014, GS Direct may be deemed to have beneficially owned 5,555,556 shares of Common Stock that were purchased by GS Direct pursuant to the Investment Agreement on the Closing Date as described in this Schedule 13D, representing approximately 10.6% of the shares of Common Stock deemed to be outstanding (as calculated as described above based on the shares reported to be outstanding as of October 31, 2014 as disclosed in the Issuer’s 10-K, net of the shares repurchased by the Issuer pursuant to the Repurchase Transaction).

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in this Schedule 13D.

(c) Except for the entry into the Letter Agreement by GS Direct as described in this Schedule 13D, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from September 13, 2014 through November 12, 2014.

(d) Except for clients of Goldman Sachs or another investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.                      Material to Be Filed as Exhibits.

EXHIBIT	DESCRIPTION

99.2	Letter Agreement, dated November 12, 2014, by and between GS Direct, L.L.C. and Griffon Corporation

________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2014

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS DIRECT, L.L.C.

By:	/s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Each person is a citizen of the United States of America except for Claes Dahlbäck, who is a citizen of Sweden, Lakshmi N. Mittal, who is a citizen of India, and Mark E. Tucker, who is a citizen of Great Britain.  Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Center Fellow and Strategic Advisor, Stanford University Center on Longevity

Claes Dahlbäck	Senior Advisor to Investor AB and Foundation Asset Management

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

Debora L. Spar	President of Barnard College

Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GS Direct, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Peter R. Lyneham, Richard Spencer, Michele Titi-Cappelli, Michael M. Furth, Penny McSpadden and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Sean Fan, Wanlin Liu and Richard Zhu is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.  The business address of each of Joseph P. DiSabato, David Campbell, Daniel Dees, George Lee, Stuart N. Bernstein and Radford Small is 555 California Street, San Francisco, CA 94104.  The business address of Patrick Tribolet and Michael Watts is 6011 Connection Drive, Irving, TX  75039.  The business address of each of Ankur Sahu and Vishal Bakshi is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.  The business address of each of Tianqing Li and Richard Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China.  The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling and Oliver Thym are citizens of Germany; Julian C. Allen, Anthony Arnold and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Ankur Sahu and Vishal Bakshi are citizens of India; David Campbell and Peter Lyneham are citizens of Australia; Maximilliano Ramirez-Espain is a citizen of Spain; Nicole Agnew is a citizen of Canada; Matthias Hieber is a citizen of Austria; Michael Bruun is a citizen of Denmark; Sean Fan is a citizen of the People’s Republic of China; and Wanlin Liu, Tianquing Li and Richard Zhu are citizens of the People’s Republic of China (Hong Kong permanent residents).

Name	Position	Present Principal Occupation

Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Jack F. Daly	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Alan S. Kava	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.

James H. Reynolds	Vice President	Managing Director of Goldman Sachs International

Ankur Sahu	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International

Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.

Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.

Vishal Bakshi	Vice President	Managing Director of Goldman Sachs (India) Securities Private Limited

Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International

Michael Bruun	Vice President	Managing Director of Goldman Sachs International

David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.

T.J. Carella	Vice President	Managing Director of Goldman, Sachs & Co.

David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.

Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.

Mike Ebeling	Vice President	Managing Director of Goldman Sachs International

Sean Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Jeffrey M. Fine	Vice President	Managing Director of Goldman, Sachs & Co.

Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.

Matthias Hieber	Vice President	Managing Director of Goldman Sachs International

Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.

Omer Ismail	Vice President	Managing Director of Goldman, Sachs & Co.

Walt Jackson	Vice President	Managing Director of Goldman, Sachs & Co.

Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Peter R. Lyneham	Vice President	Managing Director of Goldman Sachs International

Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth A. Overbay	Vice President	Managing Director of Goldman, Sachs & Co.

Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.

Spencer Sloan	Vice President	Managing Director of Goldman Sachs & Co.

Richard Spencer	Vice President	Managing Director of Goldman Sachs International

Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International

Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Peter A. Weidman	Vice President	Managing Director of Goldman, Sachs & Co.

Richard Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Director and Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Vice President	Managing Director of Goldman Sachs International

Eric Goldstein	Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Maximilliano Ramirez-Espain	Vice President	Managing Director of Goldman Sachs International

Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.

Patrick Tribolet	Vice President	Managing Director of Goldman Sachs International

Michael Watts	Vice President	Managing Director of Goldman, Sachs & Co.

Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.

Kathryn Sloan	Vice President	Vice President of Goldman, Sachs & Co.

Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.

Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.

David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.

Mitchell S. Weiss	Vice President &Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

Mark G. Riemann	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Getty Chin	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Kirsten Frivold	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.

Daniel Dees	Vice President	Managing Director of Goldman, Sachs & Co.

George Lee	Vice President	Managing Director of Goldman, Sachs & Co.

Gregg R. Lemkau	Vice President	Managing Director of Goldman, Sachs & Co.

Jeffrey W. Schroeder	Vice President	Managing Director of Goldman, Sachs & Co.

Stuart N. Bernstein	Vice President	Managing Director of Goldman, Sachs & Co.

Brian W. Bolster	Vice President	Managing Director of Goldman, Sachs & Co.

Radford Small	Vice President	Managing Director of Goldman, Sachs & Co.

Elizabeth E. Robinson	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Bunson	Vice President	Managing Director of Goldman, Sachs & Co.

Donald Earl	Vice President	Vice President of Goldman, Sachs & Co.

SCHEDULE II-B

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Direct, L.L.C. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Martin A. Hintze, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.  The business address of each of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.  The business address of  Ankur A. Sahu is Rational House, 951-A Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

John F. Daly	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Bradley J. Gross	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Scott Lebovitz	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Sumit Rajpal	Managing Director of Goldman, Sachs & Co.

James Reynolds	Managing Director of Goldman, Sachs International

Ankur A. Sahu	Managing Director of Goldman Sachs (India) Securities Private Limited

Andrew E. Wolff	Managing Director of Goldman Sachs International